Siana Lowrey	By EDGAR
+1 415 693 2150 slowrey@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

November 16, 2021

Office of Trade & Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:         Katherine Bagley

Lilyanna Peyser

Patrick Kuhn

Lyn Shenk

Re:	Sweetgreen, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 9, 2021

File No. 333-260472

Ladies and Gentlemen:

On behalf of Sweetgreen, Inc. (“Sweetgreen” or the “Company”) we submit this letter in response to verbal comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 16, 2021 (the “Comments”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on November 9, 2021 (the “Amended Registration Statement”). Concurrently with the submission of this response letter, the Company is filing Amendment No. 2 to its Registration Statement on Form S-1 (“Amendment No. 2”). In addition to addressing the comments raised by the Staff in its Comments, the Company has included other updates to its disclosure in the S-1.

Verbal comment relating to certain media reports referencing the Company’s profitability and revenues

The Staff has inquired about an article published by [***] on [***], 2021 titled “[***]” (the “Article”). The Company respectfully advises the Staff that, as disclosed in the Amended Registration Statement, the Company has incurred significant losses since inception, including in each of the periods presented in the Amended Registration Statement. The Article suggests that the Company lied by “repeatedly” telling reporters it was profitable based on a statement made in 2018. The Company supplementally advises the Staff that the Company, in the quoted statement, and the references to profitability in the other publications cited by the Article, was meant to refer to certain non-GAAP financial metrics commonly used in the industry and used by management in evaluating its performance at the time, in particular non-GAAP operating profit for the third quarter of fiscal 2018, a period for which results are not included in the Amended Registration

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Sweetgreen, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

November 16, 2021

Page Two

Statement. The purpose of this statement was to respond to a question that the Company believed was focused on operating profitability and not GAAP net income. Similarly, the Article noted that, in January of 2020, the Company was quoted in an article by the New York Times that revenue for fiscal year 2019 “topped $300 million.” As disclosed in the Amended Registration Statement, for the fiscal year ended December 29, 2019, the Company had revenue of $274.2 million. Accordingly, this statement did not precisely reflect the Company’s revenues for fiscal year 2019, but was meant to be a rough estimation prior to the completion of the review of fiscal 2019 financial statements. Most importantly, the Company had no intention of misleading anyone with these statements and was not making an offer to investors with either statement. In addition, all investors in the Company’s subsequent private preferred stock financings had full and complete information regarding the Company’s financial results at the time, and the Company does not believe any such investor relied on these statements in making an investment decision. Nevertheless, in light of the Staff’s comment and to avoid any potential confusion with respect to these statements, the Company has revised the disclosure on page 33 of Amendment No. 2 to include risk factor disclosure related to the statements.

Verbal comment relating to disclosure of potential director participation in the Company’s directed share program

In response to a comment from the Staff regarding potential director participation in the Company’s directed share program, the Company has revised the disclosure on page 220 of Amendment No. 2.

*        *         *

Please contact me at (415) 693-2150, David Peinsipp at (415) 693-2177 or Charlie Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Siana Lowrey

cc:	Jonathan Neman, Chief Executive Officer, Sweetgreen, Inc.

Mitch Reback, Chief Financial Officer, Sweetgreen, Inc.

Andrew Glickman, VP, Legal & Business Development, Sweetgreen, Inc.

Nick Hobson, Cooley LLP

David Peinsipp, Cooley LLP Charlie Kim, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

Richard A. Kline, Latham & Watkins LLP

Cooley LLP    3 Embarcadero Center    20th Floor    San Francisco, CA    94111-4004

t: (415) 693-2000 f: (415) 693-2222 cooley.com

Sweetgreen, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.